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03053295

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 30461

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/02 (MM/DD/YY) AND ENDING 03/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Floor Broker Network, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

14 Wall Street, 30th Floor
(No. and Street)

New York (City) N.Y. (State) 10005 (Zip Code)

PROCESSED
JUN 06 2003
THOMSON FINANCIAL

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Scott &. Guilfoyle, CPAS (516) 775-9600
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Israeloff, Trattner & Co., P.C.
(Name — if individual, state last, first, middle name)

1225 Franklin Avenue, Suite 200, Garden City, New York 11530
(Address) (City) (State) Zip Code)


SEC MAIL PROCESSING SECTION
RECEIVED
MAY 30 2003
WASH. D.C.
181

CHECK ONE:
- XX Certified Public Accountant
- Public Accountant
- Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays

OATH OR AFFIRMATION

I, Dennis M. Naso, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Floor Broker Network, Inc., as of March 31, ~~19~~2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

None

Signature

Chief Financial Officer and Chief Executive Officer
Title

Notary Public

JOSEPHINE CICOLELLO
Notary Public, State Of New York
No.24-4629890
Qualified In Kings County
Commission Expires June 30, 2006

This report** contains (check all applicable boxes):

- X (a) Facing page.
- X (b) Statement of Financial Condition.
- X (c) Statement of Income (Loss).
- X (d) Statement of Changes in Financial Condition.
- X (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- X (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- X (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- X (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FLOOR BROKER NETWORK, INC.

FINANCIAL STATEMENTS
AND
AUDITORS' REPORT

FOR THE YEAR ENDED MARCH 31, 2003

CONTENTS

Israeloff, Trattner & Co. P.C.

CERTIFIED PUBLIC ACCOUNTANTS · FINANCIAL CONSULTANTS

1225 Franklin Avenue, Garden City, NY 11530 (516) 240-3300 Fax (516) 240-3310 www.israeloff.com

Other Offices

New York, New York
Hauppauge, New York

INDEPENDENT AUDITORS' REPORT

The Board of Directors of
Floor Broker Network, Inc.

We have audited the accompanying statement of financial condition of Floor Broker Network, Inc. (the Company), as of March 31, 2003, and the related statements of income, changes in shareholders' equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Floor Broker Network, Inc. at March 31, 2003, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the additional schedules is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Israeloff, Trattner & Co., P.C.

Garden City, New York
May 2, 2003

FLOOR BROKER NETWORK, INC.

STATEMENT OF FINANCIAL CONDITION

MARCH 31, 2003

ASSETS

Cash and cash equivalents (Note 1)	$ 385,894	
Certificate of deposit (Note 6)	38,742	
Receivables from clearing organizations (Note 2)	84,521	
Receivables from customers	101,557	
Fixed assets – net of accumulated depreciation of $69,343 (Notes 1 and 3)	30,519	
Other assets	55,367	
TOTAL ASSETS		$ 696,600

LIABILITIES AND STOCKHOLDERS' EQUITY

Accounts payable and accrued expenses	$ 54,783	
Loan payable (Note 4)	70,855	
Due to affiliate (Note 5)	90,359	
Income taxes payable	26,351	
Deferred income taxes (Notes 1 and 7)	48,453	
TOTAL LIABILITIES		$ 290,801
COMMITMENTS AND CONTINGENCIES (Note 6)		
STOCKHOLDERS' EQUITY		
Common stock, no par value, 200 shares authorized, 100 shares issued and outstanding	6,000	
Paid-in-capital	167,794	
Retained earnings	233,005	
	406,799	
Less: Cost of 90 shares of common stock in treasury	(1,000)	
Total Shareholders' Equity		405,799
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		$ 696,600

See Accompanying Notes and Auditors' Report.

FLOOR BROKER NETWORK, INC.

STATEMENT OF INCOME

FOR THE YEAR ENDED MARCH 31, 2003

Income		
Commissions		$ 3,331,711
Interest		8,347
Total income		3,340,058
Expenses		
Employee compensation, benefits and trading commissions	$ 896,274	
Seat leasing expense, floor brokerage, exchange and clearance fees	1,476,415	
Administrative and general	815,288	
Officer's salary	99,700	
Depreciation	17,406	
Total expenses		3,305,083
Income before income taxes		34,975
Income taxes (Note 7)		7,983
Net income		$ 26,992

See Accompanying Notes and Auditors' Report.

FLOOR BROKER NETWORK, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

FOR THE YEAR ENDED MARCH 31, 2003

	Common Stock	Paid-In Capital	Retained Earnings	Treasury Stock	Total
Balance – April 1, 2002	$ 6,000	$ 167,794	$ 206,013	$ (1,000)	$ 378,807
Net income	-	-	26,992	-	26,992
Balance – March 2003	$ 6,000	$ 167,794	$ 233,005	$ (1,000)	$ 405,799

See accompanying notes to financial statements.

FLOOR BROKER NETWORK, INC.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED MARCH 31, 2003

CASH FLOWS FROM OPERATING ACTIVITIES		
Net income		$ 26,992
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation	$ 17,406	
Deferred income taxes	(50,778)	
Changes in assets and liabilities:		
Certificate of deposit	(759)	
Receivable from clearing organizations	142,735	
Receivables from customers	(20,165)	
Due from/to affiliates	62,815	
Prepaid expenses	44,327	
Accounts payable and accrued expenses	(44,207)	
Income taxes payable	26,351	
Total adjustments		177,725
Net cash provided by operating activities		204,717
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of fixed assets		(17,474)
CASH FLOWS FROM FINANCING ACTIVITIES		
Repayment of loan payable		(27,225)
NET INCREASE IN CASH AND CASH EQUIVALENTS		160,018
CASH AND CASH EQUIVALENTS, beginning		225,876
CASH AND CASH EQUIVALENTS, end		$ 385,894

SUPPLEMENTAL CASH FLOW INFORMATION

Cash paid during the year for:	
Interest	$ 5,696
Taxes	$ 4,015

See accompanying notes to financial statements.

FLOOR BROKER NETWORK, INC.

NOTES TO FINANCIAL STATEMENTS

FOR THE YEAR ENDED MARCH 31, 2003

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

LINE OF BUSINESS

Floor Broker Network, Inc. (the "Company") is a registered broker dealer engaged primarily in the execution of stock transactions for customers. The Company is a non-clearing broker and does not handle any customer funds or securities. The Company derives revenue mainly in the form of commissions from sale of stocks traded on various stock exchanges. The Company maintains offices in New York, Basel (Switzerland) and London (United Kingdom). All transactions from their London and Basel offices clear through their clearing agent in New York.

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates

CASH AND CASH EQUIVALENTS

The Company considers cash and all highly liquid instruments with original maturity of three months or less to be cash equivalents. The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash and cash equivalents.

PROPERTY, EQUIPMENT AND DEPRECIATION

Property and equipment is stated at cost. Major expenditures for property and those which substantially increase useful lives are capitalized. Maintenance, repairs, and minor renewals are expensed as incurred. When assets are retired or otherwise disposed of, their costs and related accumulated depreciation are removed from the accounts and resulting gains or losses are included in income. Depreciation is provided by both straight-line and accelerated methods over the estimated useful lives of the assets.

INCOME TAXES

Deferred tax liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

FLOOR BROKER NETWORK, INC.

NOTES TO FINANCIAL STATEMENTS

FOR THE YEAR ENDED MARCH 31, 2003

2. RECEIVABLE FROM CLEARING ORGANIZATIONS

The Company maintains brokerage accounts with clearing organizations through which all trading transactions are cleared. The receivable and all securities owned are with these same organizations. The Company is subject to credit risk if these organizations are unable to repay the receivable or return securities in their custody.

3. PROPERTY AND EQUIPMENT

Major classes of property and equipment consist of the following:

	estimated useful life-years	
Furniture, fixtures and equipment	5-7	$ 84,445
Leasehold improvements	10	15,417
		99,862
Less: Accumulated depreciation		69,343
Net property and equipment		$ 30,519

Depreciation expense for the year ended March 31, 2003 was $17,406.

4. LOAN PAYABLE

The Company had an installment loan with the Bank of New York, payable in monthly payments of $1,886 plus interest at 2% above the bank's prime rate. In February 2003, the Company refinanced the existing installment loan with JP Morgan Chase. The new loan, with an original balance of $73,000, is payable in 36 monthly installments of $2,231 including interest at 6.25% per annum through January 2006.

Interest expense for the year ended March 31, 2003 was $5,696.

As of March 31, 2003, minimum principal payments are as follows:

Year Ended March 31,		
2004	$	22,952
2005		24,428
2006		23,475

5. RELATED PARTY TRANSACTIONS

The Company is a subsidiary of Richard C. Naso Company, Inc., the "Parent", which owns 95% of common stock of the entity. Richard C. Naso Company, Inc is 100% owned by an officer of the Company. The Parent acts as a common payroll master and joint payer for certain expenses and bills the Company on a monthly basis for its share of expenses. In addition, the Company pays the Parent floor brokerage expenses. For the year ended March 31, 2003, floor brokerage expenses paid or payable to the Parent totaled approximately $508,000.

FLOOR BROKER NETWORK, INC.

NOTES TO FINANCIAL STATEMENTS

FOR THE YEAR ENDED MARCH 31, 2003

6. COMMITMENTS AND CONTINGENCIES

New York Stock Exchange rules limit individuals to the use of only one seat on the exchange. The Company leases two seats which are in the name of employees. These leases are paid for and guaranteed by the Company. The leases expire during the year ended March 31, 2004 and, historically, have been renewed for another one year period. The seat lease expense for the year ended March 31, 2003 was $662,667.

The Company leases office facilities under non-cancelable operating leases in New York, London, and Basel for various terms. In addition to base rent payments, the Company is liable for real estate taxes and certain operating expenses. Total rent expense for the year ended March 31, 2003 is $45,430, which is net of $32,521 reimbursed by the related party.

In addition, the Company is obligated under various operating leases for office equipment.

As of March 31, 2003, the future minimum lease payments under these non-cancelable leases are as follows:

Year Ended March 31,	
2004	$ 469,789
2005	116,868
2006	113,508
2007	106,788
2008	106,788
Thereafter	88,990

A letter of credit in the amount of $ 30,000 has been utilized as rent security on the Company's New York office. The letter of credit expires and will automatically renew each year. The bank has required that the letter of credit be collateralized by a certificate of deposit.

7. INCOME TAXES

The deferred income tax liability consists of the following components as of March 31, 2003:

Deferred income tax assets related to:	
Accounts payable and accrued expenses	$ 37,322
Fixed assets	6,890
Deferred income tax liability related to:	
Accounts receivable	(85,596)
Due to affiliate	(4,600)
Other	(2,469)
Net deferred income tax liability	$ (48,453)

FLOOR BROKER NETWORK, INC.

NOTES TO FINANCIAL STATEMENTS

FOR THE YEAR ENDED MARCH 31, 2003

7. INCOME TAXES (CONTINUED)

Components of income taxes (credits) are as follows as of March 31, 2003:

Current income tax:		
Federal	$	26,170
State and local		32,591
Deferred income tax		
Federal		(32,865)
State and local		(17,913)
Provision for income taxes	$	7,983

8. MAJOR CUSTOMERS

For the fiscal year ended March 31, 2003 one customer accounted for approximately 10% of the revenues of the company. In addition, as of March 31, 2003, 13% of total receivables were due from the same customer.

9. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the Company to maintain minimum dollar net capital of $5,000. At March 31, 2003, the Company had net capital of $300,299 which was $257,521 in excess of its required net capital of $42,778. The Company's ratio of net capital to aggregate indebtedness is 2.14 to 1.

FLOOR BROKER NETWORK, INC.

SUPPLEMENTAL INFORMATION

FOR THE YEAR ENDED MARCH 31, 2003

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1

Total ownership equity from the statement of financial condition	$	405,799
Non-allowable assets		(105,142)
Haircuts on securities		(358)
Net Capital	$	300,299

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital	$	42,778
Minimum dollar net capital requirement	$	5,000
Excess net capital	$	257,521
Excess net capital at 1000%	$	236,135
Ratio: Aggregate indebtedness to net capital		2.14 to 1

FLOOR BROKER NETWORK, INC.

SUPPLEMENTAL INFORMATION

FOR THE YEAR ENDED MARCH 31, 2003

POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3

The Company claims exemption from the requirements of Rule 15c3-3, under Section (k) (2) (B) of the Rule.

FLOOR BROKER NETWORK, INC.

SUPPLEMENTAL INFORMATION

FOR THE YEAR ENDED MARCH 31, 2003

RECONCILIATION PURSUANT TO RULE 17a-5(d)(4)

Total ownership equity – April 1, 2002	$	378,807
Net income for the year ended March 31, 2003		26,992
Total ownership equity – March 31, 2003		405,799
Less: Non-allowable assets		105,142
Haircuts		358
Audited net capital		300,299
Net capital per Focus Report Part IIA		348,752
Difference	$	(48,453)
Deferred income taxes	$	(48,453)

Israeloff, Trattner & Co. P.C.
CERTIFIED PUBLIC ACCOUNTANTS · FINANCIAL CONSULTANTS
1225 Franklin Avenue, Garden City, NY 11530 (516) 240-3300 Fax (516) 240-3310 www.israeloff.com

Other Offices
New York, New York
Hauppauge, New York

Board of Directors
Floor Broker Network, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Floor Broker Network, Inc. (the Company) for the year ended March 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions for Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by Rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to are relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at March 31, 2003, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Israeloff, Trattner & Co., P.C.

Garden City, New York
May 2, 2003